UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

TD AMERITRADE Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
872364Y108
(CUSIP Number)

J. Joe Ricketts Marlene M. Ricketts TD AMERITRADE Holding Corporation 4211 South 102nd Street Omaha, Nebraska 68127
with a copy to:
Brian T. May
Mayer Brown LLP
350 South Grand Avenue, 25th Floor
Los Angeles, California 90071
(213) 229-9500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 3, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872364Y108	Page	2	of	9

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		56,736,094

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		56,736,094

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

56,874,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[1]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement (as defined herein), the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities (as defined herein). Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement (as defined herein), the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		20,714,050

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,714,050

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,714,050

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[2]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[2]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	4	of	9

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts 1996 Dynasty Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,186,688

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,186,688

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,688

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[3]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[3]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock, representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts 1994 Dynasty Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,186,112

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,186,112

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,112

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[4]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[4]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information set forth in Amendment No. 8 to the Statement on Schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock, representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

     This Amendment No. 4 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 25, 2006 (the “Original Statement”) as amended by the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 10, 2006, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on August 16, 2006 and Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 17, 2009 (as it may be amended from time to time hereafter, the “Statement”), in each case filed by J. Joe Ricketts, Marlene M. Ricketts, the J. Joe Ricketts 1996 Dynasty Trust, the Marlene M. Ricketts 1994 Dynasty Trust and the Ricketts Grandchildren’s Trust (which is no longer a beneficial owner of any shares of Common Stock) with respect to the Common Stock, $0.01 par value (the “Common Stock”), of TD AMERITRADE Holding Corporation, a Delaware corporation (“TD AMERITRADE” or the “Issuer”). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the respective meanings herein as are given to such terms in the Statement.

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Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented as follows:
     Effective August 3, 2009, TD AMERITRADE, the TD Entities and the Reporting Persons executed an Amendment No. 2 and Waiver (“Amendment No. 2”) to further amend the Stockholders Agreement. Under the Stockholders Agreement, each of the TD Entities and the Reporting Persons are entitled to designate certain persons to serve on the board of directors of TD AMERITRADE. Based on their current ownership of TD AMERITRADE common stock, the TD Entities are entitled to designate five (5) directors, the Reporting Persons are entitled to designate two (2) directors, and the remaining four (4) directors are to be “outside independent directors,” as such term is defined in the Stockholders Agreement. In May 2008, the TD Entities entered into a waiver agreement with TD AMERITRADE whereby the TD Entities agreed to appoint only four (4) persons to serve as directors and to permit Joseph H. Moglia, the current Chairman and former Chief Executive Officer of TD AMERITRADE, to occupy the remaining director position that the TD Entities would have otherwise had the right to designate (the “TD Waiver”). The board currently has a single vacancy, which was created in February 2009 by the resignation of Thomas Ricketts in connection with the sale of shares by the Reporting Persons. The current vacancy was to be filled by an “outside independent director” under the Stockholders Agreement (prior to giving effect to Amendment No. 2).
     Under Amendment No. 2:
•	TD AMERITRADE consented to the termination of the TD Waiver, thus restoring to the TD Entities the right to designate up to five (5) directors to the board of TD AMERITRADE.

•	The parties agreed to waive certain provisions of the Stockholders Agreement and the certificate of incorporation of TD AMERITRADE to permit Mr. Moglia to fill the existing vacancy on the board of directors.

•	In the event the Reporting Persons are entitled to designate a third director during the time Mr. Moglia serves as chairman pursuant to his employment agreement, the TD Entities agreed to again waive their right to designate one of their five directors to accommodate the continued service of Mr. Moglia as Chairman, and the TD Entities have agreed to cause one of their five designated directors to resign to permit a director designated by the Reporting Persons to join the board of directors as set forth in the Stockholders Agreement. This waiver by the TD Entities of their right to designate one of their five directors would continue only so long as Mr. Moglia serves as Chairman pursuant to his employment agreement. Upon Mr. Moglia ceasing to be Chairman, the waiver would expire, Mr. Moglia would be required to resign from the board and the TD Entities would again have the right to designate the full number of directors provided for in the Stockholders Agreement.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) and (b) The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons individually and by all of the Reporting Persons together. The percentage of shares of Common Stock beneficially owned was determined based on 586,322,235 shares of Common Stock outstanding as of July 31, 2009 (as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009). Each Reporting Person has the sole power to vote and dispose of the shares of Common Stock shown below as being held by such Reporting Person (except for J. Joe Ricketts, who does not have voting or dispositive power with respect to his 138,573 restricted stock units until such units fully vest).

Name	Number of Shares	Percent
J. Joe Ricketts(1)	56,874,667	9.7%
Marlene M. Ricketts(2)	20,714,050	3.5%
J. Joe Ricketts 1996 Dynasty Trust(3)	8,186,688	1.4%
Marlene M. Ricketts 1994 Dynasty Trust(4)	8,186,112	1.4%
Total:	93,961,517	16.0%

(1)	Shares of Common Stock owned by Mr. Ricketts consist of 56,396,022 shares held by Mr. Ricketts individually; 340,072 shares held in the J. Joe Ricketts IRA; and 138,573 restricted stock units. The shares do not include shares held by Marlene M. Ricketts, his spouse.

(2)	Shares of Common Stock owned by Mrs. Ricketts consist of 20,381,698 shares held by Mrs. Ricketts individually, and 332,352 shares held in the Marlene M. Ricketts IRA. The shares do not include shares held by J. Joe Ricketts, her spouse.

(3)	The trustees of the J. Joe Ricketts 1996 Dynasty Trust are the children of J. Joe Ricketts and Marlene M. Ricketts.

(4)	The trustees of the Marlene M. Ricketts 1994 Dynasty Trust are the children of J. Joe Ricketts and Marlene M. Ricketts.
     Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information

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set forth in Amendment No. 8 to the statement on Schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock, representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.
     All information contained in the Statement relating to the TD Entities is based on information provided by the TD Entities in their most recent amendment to their report on Schedule 13D. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.
     (c) None of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock except for Marlene M. Ricketts, who received 220,174 shares of Common Stock on June 15, 2009, for no consideration, as an annuity payment from the Marlene M. Ricketts 2004-2 Qualified Annuity Trust, a trust in which Mrs. Ricketts is the grantor and a beneficiary.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended and supplemented as follows:
      Effective August 3, 2009, TD AMERITRADE, the TD Entities and the Reporting Persons entered into Amendment No. 2. A description of Amendment No. 2 is set forth under Item 4 above. While the Reporting Persons believe the above description covers the material terms of Amendment No. 2, it is qualified in its entirety by reference to Amendment No. 2, a copy of which is included as Exhibit 99.6 of this Statement and incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Statement is hereby amended and supplemented to include the following Exhibit:
      Exhibit 99.6. Amendment No. 2 and Waiver to Stockholders Agreement by and among TD AMERITRADE, The Toronto-Dominion Bank, TD Discount Brokerage Holdings LLC, J. Joe Ricketts, Marlene M. Ricketts, the Marlene M. Ricketts 1994 Dynasty Trust and the J. Joe Ricketts 1996 Dynasty Trust, dated as of August 3, 2009.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: August 11, 2009

/s/ J. Joe Ricketts
J. Joe Ricketts, individually

/s/ Marlene M. Ricketts
Marlene M. Ricketts, individually

J. JOE RICKETTS 1996 DYNASTY TRUST

By:	/s/ Laura M. Ricketts
Laura M. Ricketts, trustee

MARLENE M. RICKETTS 1994 DYNASTY TRUST

By:	/s/ Laura M. Ricketts
Laura M. Ricketts, trustee

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